EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Nos. 33-1132, 33-3645, 33-58921, 333-166837, and 333-197631) on Form S-8 of Avery Dennison Corporation of our report dated June 11, 2021, relating to the statements of net assets available for benefits of the Avery Dennison Corporation Employee Savings Plan as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related supplemental information as of December 31, 2020, appearing in this Annual Report on Form 11-K of Avery Dennison Corporation Employee Savings Plan as of and for the year ended December 31, 2020.

/s/ Moss Adams LLP

Los Angeles, California

June 11, 2021